Exhibit 99

September 30, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Superannuation of Mr. Sudhir Kumar Jha as the Group Head - Legal & Group General Counsel of the Bank

We wish to inform you that Mr. Sudhir Kumar Jha, Group Head - Legal & Group General Counsel, has superannuated from the services of the Bank with effect from the close of business hours on September 30, 2026 and consequently has also ceased to be a Senior Management Personnel of the Bank.

The Bank would like to place on record its sincere appreciation for the dedicated services provided by Mr. Jha throughout his 22 years of association with HDFC Group (including Housing Development Finance Corporation Limited and the Bank). In his capacity as the Legal & Group General Counsel, he has been instrumental in strengthening the Bank’s legal and compliance framework and ensuring effective and prudent management of legal risks across the Bank.

As informed earlier vide intimation dated June 29, 2026, Mr. Jigar Shah, General Counsel – Designate will assume the position of General Counsel of the Bank in place of Mr. Jha, effective from October 1, 2026.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight